

July 10, 2015

Stephen S. Trevor
Chief Executive Officer
Boulevard Acquisition Corp.
399 Park Avenue, 6th Floor
New York, NY 10022

> **Re: Boulevard Acquisition Corp.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 8, 2015**
> **File No. 001-36316**

Dear Mr. Trevor:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2015 letter.

General

1. We note your response to our prior comment 1. Please include a separate proposal to approve an amendment to your certificate of incorporation to require at least a two-thirds vote to amend or repeal certain provisions of your certificate of incorporation as provided by Article Ninth or tell us why you have not included this provision as a separate proposal.

2. We also note that the provisions of Section 8.2 in the current certificate of incorporation regarding indemnification and advancement of expenses have not been included in the proposed amended and restated certificate of incorporation. Please identify all of the amendments proposed to be made to the certificate of incorporation, the reasons for and the general effect of such amendment in the proxy statement and consider whether any of

    these additional amendments should be included in one of the existing proposals for shareholder approval if they are immaterial or presented as a separate proposal.

3. Please revise your disclosure in the "Current Certificate" column on page 138 to summarize the relevant portions of Sections 5.5 and 7.3 in the current certification of incorporation or tell us why you believe these provisions are not applicable to the Proposal 2C disclosure.

4. We note your response to our prior comment 2 and reissue as we are unable to locate the requested revision. Please mark your preliminary proxy card as a "preliminary copy" in accordance with Rule 14a-6(e)(1) of Regulation 14A.

    You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

                                             Sincerely,

                                             /s/ Justin Dobbie

                                           Justin Dobbie
                                           Legal Branch Chief

cc: Alan I. Annex, Esq.